Suzanne S. Taylor
Associate General Counsel and
Associate Secretary
July 1, 2010
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Allicia Lam
Re:	NACCO Industries, Inc. Form10-K for the Fiscal Year Ended December 31, 2009 Filed March 2, 2010 File No. 001-09172
Dear Ms. Lam:
This letter is in response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 30, 2010 (the “Comment Letter”) to NACCO Industries, Inc. (“NACCO”) with respect to the Form 10-K for the Fiscal Year Ended December 31, 2009 that was filed on March 2, 2010 (the “Form 10-K) and the proxy statement that was filed on March 26, 2010 (the “Proxy”) and is incorporated by reference in the Form 10-k.
You had initially requested a response within 10 business days. Due to the July 4th holiday and various vacation schedules, we are respectfully requesting an extension of the response deadline to July 30, 2010.
Please fax your confirmation to my attention at (440) 449-9561 or contact me at (440) 449-9692 if you have any questions.
Thank you for your attention to this matter.

Sincerely,
/s/ Suzanne S. Taylor
Suzanne S. Taylor, Esq.
Associate General Counsel and Associate Secretary